UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Blackbaud, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09227Q100
(CUSIP Number)

May 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 09227Q100	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,151,011

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,151,011

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,151,011

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13G
CUSIP No. 09227Q100	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,151,011

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,151,011

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,151,011

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 09227Q100	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,151,011

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,151,011

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,151,011

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 09227Q100	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

Blackbaud, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

65 Fairchild Street, Charleston, South Carolina 29492

Item 2(a).	Name of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Clearlake Capital Group, L.P. (“Clearlake Capital Group”);
ii)	José Enrique Feliciano (“Mr. Feliciano”); and
iii)	Behdad Eghbali (“Mr. Eghbali”)

This Statement relates to the Shares (as defined herein) held for the account of Clearlake Capital Partners VI Finance, L.P., a Delaware limited partnership (“Clearlake Capital Partners VI”). Clearlake Capital Group, L.P. serves as the investment adviser and general partner to Clearlake Capital Partners VI. Mr. Feliciano and Mr. Eghbali are Managing Partners of Clearlake Capital Group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401.

Item 2(c).	Citizenship:

i)	Clearlake Capital Group is a Delaware limited partnership;
ii)	Mr. Feliciano is a citizen of the United States of America; and
iii)	Mr. Eghbali is a citizen of the United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

09227Q100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with§240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G
CUSIP No. 09227Q100	Page 6 of 9 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned:

As of May 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 9,151,011 Shares held for the account of Clearlake Capital Partners VI.

(b)	Percent of class:

As of May 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of approximately 17.3% of the Shares outstanding. (There were 52,943,047 Shares outstanding as of May 2, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 9,151,011

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,151,011

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Clearlake Capital Partners VI is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 09227Q100	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: June 10, 2022

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ John Cannon
Name:	John Cannon
Attorney-in-Fact

JOSÉ E. FELICIANO

By:	/s/ John Cannon
Attorney-in-Fact

BEHDAD EGHBALI

By:	/s/ John Cannon
Attorney-in-Fact

SCHEDULE 13G
CUSIP No. 09227Q100	Page 8 of 9 Pages
EXHIBIT INDEX
Exhibit No.

1	Joint Filing Agreement, dated June 10, 2022

2	Power of Attorney of Reporting Persons (incorporated by reference to Exhibit No. 2 to the Schedule 13G filed by the Reporting Persons on February 8, 2021)

SCHEDULE 13G
CUSIP No. 09227Q100	Page 9 of 9 Pages
Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 10th of June, 2022

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ John Cannon
Name:	John Cannon
Attorney-in-Fact

JOSÉ E. FELICIANO

By:	/s/ John Cannon
Attorney-in-Fact

BEHDAD EGHBALI

By:	/s/ John Cannon
Attorney-in-Fact